EXHIBIT 99.1

FLNG Hilli Episeyo and Gandria update

Further to the trading update provided as part of the recent 4Q 2017 results presentation, Golar LNG Limited confirms that first production of LNG has successfully commenced from Hilli Episeyo offshore Cameroon and that the Golar Gandria has been removed from layup and is now at Keppel Shipyard in Singapore.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Hamilton, Bermuda
March 12, 2018

Enquiries:

Golar Management Limited: + 44 207 063 7900

Brian Tienzo

Stuart Buchanan